Corning Natural Gas Corporation

330 West William St.

Corning, New York 14830

(607) 936-3755

July 9, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Corning Natural Gas Corporation

File No. 333-166008

Registration Statement on Form S-1

Ladies and Gentlemen:

Corning Natural Gas Corporation (the "Company") hereby requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective July 12, 2010, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, or as soon thereafter as possible.

The Company hereby acknowledges that:

    if the Securities and Exchange Commission (the "Commission"), or the staff acting pursuant to delegated authority, declare the Registration Statement effective, that action does not foreclose the Commission from taking any action with respect to the filing;
    the Commission, or the staff acting pursuant to delegated authority, declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    the Company may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

Very truly yours,

CORNING NATURAL GAS CORPORATION

cc: Stanley G. Sleve

Deborah McLean, Esq.